DECHERT PRICE & RHOADS
                              1775 EYE STREET, N.W.
                           WASHINGTON, D.C. 20006-2401
                            TELEPHONE: (202) 261-3300
                            FACSIMILE: (202) 261-3333

                                October 28, 1998

Templeton Capital Accumulator Fund, Inc.
500 E. Broward Boulevard
Suite 2100
Ft. Lauderdale, Florida 33394

Dear Sirs:

     As counsel for Templeton Capital Accumulator Fund, Inc. (the "Fund"), a Maryland corporation, we are familiar with the Fund's registration under the Investment Company Act of 1940 and with the registration statement relating to its Common Shares (the "Shares") under the Securities Act of 1933 (File No. 33-37338) (the "Registration Statement"). We also have examined such other corporate records, agreements, documents and instruments as we deemed appropriate.

     Based upon the foregoing, it is our opinion that the Shares registered pursuant to the Fund's Registration Statement will, when sold at the public offering price and delivered by the Fund against receipt of the net asset value of the Shares in accordance with the terms of the Registration Statement, the Fund's Articles of Incorporation (as amended, restated, or supplemented from time to time), and the requirements of applicable law, have been duly and validly authorized, legally and validly issued, and fully paid and non-assessable.

     We consent to the filing of this opinion in connection with Post-Effective Amendment No. 10 which is filed under the Securities Act of 1933 on behalf of the Fund with the Securities and Exchange Commission.

                                Very truly yours,

                            /s/Dechert Price & Rhoads